UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549	OMB APPROVAL OMB Number: 3235-0058 Expires: October 31, 2018 Estimated average burden hours per response............ 2.50

FORM 12b-25	SEC FILE NUMBER 001-15931

NOTIFICATION OF LATE FILING	CUSIP NUMBER 438586109

(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2016

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Hongli Clean Energy Technologies Corp.

Full Name of Registrant

SinoCoking Coal and Coke Chemical Industries, Inc.

Former Name if Applicable

Kuanggong Road and Tiyu Road, 10th Floor, Chengshi Xin Yong She, Xinhua District

Address of Principal Executive Office (Street and Number)

Pingdingshan, Henan Province, People’s Republic of China 467000

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Qorsubject distribution reporton Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

The Company has experienced a delay in completing the information necessary for inclusion in its Form 10-K for the period ended June 30, 2016. The Company expects to file the Form 10-K within the allotted extension period.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Anthony W. Basch, Esq.	(804)	771-5700
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

               ☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On March 25, 2016, Henan Pingdingshan Hongli Coal & Coking Co., Ltd. (“Hongli”), which is a variable interest entity of the Registrant, and Hongli’s branch, Baofeng Coking Factory of Henan Pingdingshan Hongli Coal & Coking Co., Ltd. (“Baofeng Coking”), entered into an Assets and Business Transfer Agreement (“Agreement”) with Pingdingshan Hongfeng Coal Processing and Coking Factory (“Hongfeng”), an unrelated party.

According to the terms of the Agreement, Hongli and Baofeng Coking shall transfer to Hongfeng assets and business with a stated aggregate book value of RMB 327,307,039.76 at a price of RMB 15,843,534.32. The assets and business transferred include assets in Baofeng Coking, Underground Coal Gasification project, 100% of the equity interest of Baofeng Hongchang Coal Co., Ltd. and Baofeng Shuangrui Coal Mining Co., Ltd., 60% of the equity interest of Baofeng Xingsheng Coal Mining Co., Ltd., 100% of the equity interest of Henan Zhonghong Energy Investment Co., Ltd., and 100% of the equity interest of Baofeng Hongrun Coal Chemical Co., Ltd.

According to the Agreement, all the interests and risks of the assets and equity interests were transferred to Hongfeng on March 25, 2016. Half of the payment, RMB 7,921,767.16, shall be made to the Registrant within 6 months after March 25, 2016. The remainder of the purchase price shall be made after the titles to such assets and equity interests are registered with the appropriate authorities.

As of the date of this filing, the Registrant received a total of payment of RMB 600,000 aforesaid. Titles to such assets and equity interests are in the process of registration with appropriate authorities. The Company expects the registration will be completed by the end of 2016.

Hongli Clean Energy Technologies Corp.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	September 29, 2016	By	/s/ Jianhua Lv
Jianhua Lv, Chief Executive Officer